FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of April, 2003
		 		 ------------

		  Commission File Number 1-4620
		  		        --------

		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

  579 Richmond Street West,# 301, Toronto, Ontario, M5Z 1Y6 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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
For Immediate Release
April 24, 2003


	Crystallex Continues Listing on the Toronto Stock Exchange


Toronto, Ontario, April 24, 2003 - Crystallex International Corporation (TSX,
AMEX: KRY) today reported that representatives of the Company met with representatives of the Toronto Stock Exchange on April 17, 2003 to discuss the TSX's requirements for continued listing.

As a result of the discussions, the TSX has decided that the shares of Crystallex will continue to be listed and traded on the Toronto Stock Exchange; however, the TSX has decided to extend the suspension review period for 60 days during which period Crystallex will be required to meet the following conditions in order for the review extension to be considered for removal:

o Provide TSX with a copy of the Company's written disclosure policy and processes;
o Constitute a disclosure committee with members acceptable to the TSX;
o Provide TSX with minutes of all board meetings for the past year; and
o Provide TSX with minutes to all audit committee meetings for the past year.

Upon review of these documents the TSX will determine whether to terminate the suspension review or continue with suspension proceedings.

 "Crystallex expects to promptly and thoroughly comply with the conditions of the Exchange. We appreciate the Exchanges concerns and will ensure that all future filings and disclosure are in full compliance with regulatory requirements," said Borden Rosiak, Chief Financial Officer of Crystallex.

About Crystallex
Crystallex International Corporation is a Canadian based gold producer with operations and exploration properties in Venezuela and Uruguay. Crystallex shares are traded on the TSX and AMEX Exchanges. Crystallex has been focused on strategic growth in South America and recently signed a definitive agreement with respect to the Las Cristinas mining properties in Venezuela and has taken possession of those properties. Crystallex is currently working on the final feasibility study to support its development plans for Las Cristinas.

For further information:
Investor Relations: A Richard Marshall, VP (800) 738-1577
Internet address: http://www.crystallex.com
Email us at: info@crystallex.com

Note:
This news release may contain certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents filed from time to time with The Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.



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	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
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(Registrant)


Date April 24, 2003     		     	     By    /s/ Daniel R. Ross
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						     (Signature)*
Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature